SI

20008805

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSE & CO. CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 5th Avenue, Suite 308
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.K. BRUCE, JR. CPA 502-299-4993

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & ADVISORS LLP

(Name – *if individual, state last, first, middle name*)

2600 MEIDINGER TOWER	LOUISVILLE	KY	40202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2020

Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSE & CO. CAPITAL ADVISORS LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRI SMOLENSKI
NOTARY PUBLIC
ID # 598970
COMMISSION EXPIRES 4/9/2022
STATE AT LARGE KENTUCKY

Signature

CEO/Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rose & Co. Capital Advisors, LLC

Financial Statements

Years Ended December 31, 2019 and 2018

Rose & Co. Capital Advisors, LLC
Table of Contents
Years Ended December 31, 2019 and 2018

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
Rose & Co. Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Rose & Co. Capital Advisors, LLC (the "Company"), as of December 31, 2019 and 2018, the related statements of operations, members' equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rose & Co. Capital Advisors, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rose & Co. Capital Advisors, LLC's management. Our responsibility is to express an opinion on Rose & Co. Capital Advisors, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rose & Co. Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP
P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of Rose & Co. Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Rose & Co. Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rose & Co. Capital Advisors, LLC's auditor since 2014.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 27, 2020

Rose & Co. Capital Advisors, LLC
Statements of Financial Condition
December 31, 2019 and 2018

	2019	2018
Assets		
Cash and cash equivalents	$ 129,317	$ 157,766
Prepaid expense	718	718
Total current assets	130,035	158,484
Computer equipment, at costs less accumulated depreciation of $1,458 and $1,328	-	130
Total assets	$ 130,035	$ 158,614
Liabilities and members' equity		
Liabilities		
Accounts payable	$ 35,544	$ 28,258
Total liabilities	35,544	28,258
Members' equity	94,491	130,356
Total liabilities and member's equity	$ 130,035	$ 158,614

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Operations
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenues	$ -	$ 80,331
Expenses		
Occupancy, insurance and equipment depreciation	15,252	15,485
Financial and accounting fees	14,200	13,994
Technology and communications	3,459	3,051
Licensing and FINRA fees	2,808	3,117
Office expense and supplies	146	467
Advisory fees	-	72,831
Legal and professional fees	-	2,697
Taxes and licenses	-	346
Total expenses	35,865	111,988
Net loss from operations	$ (35,865)	$ (31,657)

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Members' Equity
For the Years Ended December 31, 2019 and 2018

	2019	2018
Balance at January 1	$ 130,356	$ 162,013
Net loss	(35,865)	(31,657)
Balance at December 31	$ 94,491	$ 130,356

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net loss	$ (35,865)	$ (31,657)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
Depreciation	130	291
Decrease in account receivable	-	25,000
Increase in prepaid expense	-	(718)
Increase in accounts payable	7,286	28,258
Net cash (used in) provided by operating activities	(28,449)	21,174
Net (decrease) increase in cash and cash equivalents	(28,449)	21,174
Cash and cash equivalents at the beginning of the year	157,766	136,592
Cash and cash equivalents at the end of the year	$ 129,317	$ 157,766

See accompanying notes.

Note A - Nature of Organization and Operations

Rose & Co. Capital Advisors, LLC (the "Company"), a Delaware limited liability company located in New York, New York, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing independent investment banking advisory services to a myriad of clients and industries. The Company's core advisory practice includes mergers and acquisitions, financial restructuring, underwriting or selling securities (other than mutual funds) on a best efforts or firm commitment basis, and in private placement of securities as a selling group member.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Revenue and Cost Recognition: Virtually all of the Company's revenues derive from M&A transaction services. Revenue is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. In each case, no amount is due until the stipulated milestone event occurs and such amount is nonrefundable upon receipt. After the customer contract is signed, the Company commences its efforts to find a qualified counterparty to the customer's M&A transaction. At contract inception there is no assurance or likelihood any of the subsequent milestone events will occur due to the significant uncertainties in such transactions and the buyer and seller reaching a mutually agreed upon valuation with which to close. The Company has concluded a performance obligation exists for each milestone event (transaction closing and definitive agreement, where applicable) correlating with a fee amount due. In some circumstances the fee amount is stipulated and in others, the fees are determined as a percentage of the transaction value. The Company also believes the contractual fee amount for each milestone event is representative of the fair value for such performance obligation. Accordingly, the Company recognizes revenue as each performance obligation is achieved (point in time). Expenses associated with service activities, such as consultant fees (see Notes C and E), are recognized concurrently with the revenues.

6. Income Taxes: Effective January 1, 2018, the Company converted to a multi-member limited liability company and will be taxed as a partnership. Previously, it was organized as a single-member limited liability company and as a sole proprietorship. Therefore, net income for Federal and State income tax purposes is passed through to the partners and previously had been passed thru to its sole member.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2016-2019 tax years remain open and subject to examination.

Note C - Related Party Transactions

Simon Rose, an individual, owns 65% of the Company as well as 100% of Audeamus, LLC. A 70% owned affiliate of Audeamus, LLC, Rose & Company Holding, LLC, provides the administrative and overhead expense of the Company. As such only directly billed invoices to the Company will be the responsibility of the Company. The Company entered into a short-term lease agreement with Audeamus for its allocated share of the office it subleases from Mr. Rose. Monthly rent for the office is $1,200 per month. Rent was $14,400 per year for 2019 and 2018.

The Company has no employees of its own but will contract with the affiliate under a commission or consulting arrangement to provide the resources for specific project needs.

The affiliate provides general administrative and related services to the Company with no allocation of costs.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2019 and 2018, the Company had net capital, as defined, $94,491 and $130,226 respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

The Company is dependent on the affiliate for administrative support.

Note F - Recent Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, to supersede nearly all existing revenue recognition guidance under GAAP. On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606"), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with its historic accounting under Topic 605. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. The Company adopted ASU 2016-02 on January 1, 2019, and there was no impact to the financial statements as the Company is not party to any leases over 12 months.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

Supplementary Information

Rose & Co. Capital Advisors, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31, 2019 and 2018

	2019	2018
Net capital		
Total members' equity	$ 94,491	$ 130,356
Non-allowable assets	-	(130)
Net capital	$ 94,491	$ 130,226
Aggregate indebtedness	$ 35,544	$ 28,258
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 100,000
Excess net capital	$ 89,491	$ 30,226
Ratio of aggregate indebtedness to net capital	0.38 to 1	0.22 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31)		
Net capital, as reported in Company's FOCUS report	$ 94,491	$ 130,226
Net capital per above	$ 94,491	$ 130,226

See report of independent registered public accounting firm.

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
Rose & Co. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rose & Co. Capital Advisors, LLC Exemption Report, in which (1) Rose & Co. Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 27, 2020

MCM CPAs & Advisors LLP
P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Rose & Co. Capital Advisors, LLC
Exemption Report

Rose & Co. Capital Advisors, LLC
610 5th Avenue, Suite 308
New York, NY 10020

SEC File No.: 8-69298
CRD No.: 168274

Fiscal Year Ended December 31, 2019

Rose & Co. Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, ~~Robert Brinberg~~ Simon Rose, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO